July 31, 2017	Todd P. Zerega
TZerega@perkinscoie.com
D. +1.202.654.6378
F. +1.202.654.9941
VIA EDGAR
Ms. Christina Fettig
Mr. Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	Combined Proxy Statement and Registration Statement on Form N-14 on behalf of: American Century Investment Trust (“Registrant”) (File No. 333-218948)
Dear Ms. Fettig and Mr. Rakestraw:
Please find below our responses to Ms. Fettig’s comments discussed with Kathleen Nelson on July 11, 2017, as well as Mr. Rakestraw’s comments discussed with Todd Zerega and Kathleen Nelson on July 21, 2017, regarding the Registrant’s combined proxy statement and registration statement on Form N-14 (the “Proxy Statement and Prospectus”) filed June 23, 2017. For your convenience, we restate each of your comments prior to our responses. Unless otherwise defined in this response letter, capitalized terms have the meanings set forth in the Proxy Statement and Prospectus.

1.	Comment: In response to the question “What will happen to my existing shares?” explain the basis for choosing Y Class shares of the American Century Fund.

Response: The unified management fee for Y Class shares of the American Century Fund is equal to the net total expenses currently paid by shareholders of the I Class shares of the Nomura Fund. See “What will the effect of the Reorganization be on the fees that I pay?” for more information. The Proxy Statement and Prospectus has been updated accordingly.

2.	Comment: Is there any planned repositioning of the Nomura Fund in connection with the Reorganization?

Response: No, there is no planned repositioning of the Nomura Fund. NCRAM will be subadvisor to the American Century Fund, and the same portfolio managers intend to manage the American Century Fund using substantially the same investment strategies that are used to manage the Nomura Fund.

Perkins Coie LLP

July 31, 2017

3.	Comment: Does the American Century Fund’s unified fee exclude acquired fund fees and expenses (“AFFE”) and, if so, is this disclosed?

Response: The American Century Fund’s unified fee does not include AFFE. However, after considering the investment strategies and the Nomura Fund’s historical holdings, the American Century Fund does not anticipate incurring any AFFE.

4.	Comment: Are you aware of any planned redemptions of the Nomura Fund shares owned by Nomura in connection with the Reorganization?

Response: The Registrant is not aware of any planned redemptions by Nomura.

5.	Comment: Confirm that the fees presented are current fees in accordance with Item 3 of Form N-14.

Response: The Proxy Statement and Prospectus has been updated to reflect the Nomura Fund’s fees as of March 31, 2017 (unaudited).

6.	Comment: Provide the dollar amounts and expiration dates of, and any limitations on, the Nomura Fund’s capital loss carryforwards, if any.

Response: As of September 30, 2016 (i.e., the end of its most recently completed fiscal year), the Nomura Fund had capital loss carryovers of $2,466,265. The capital loss carryovers may be carried forward for an unlimited period.  While no limitations are anticipated due to the Reorganization, future capital loss carryover utilization in any given year may be subject to Internal Revenue Code limitations. The Proxy Statement and Prospectus has been updated accordingly.

7.
Comment: Because the Nomura Fund and the American Century Fund have different auditors, confirm that the appropriate change in accountant disclosure will be included in the American Century Fund’s first report to shareholders after the Reorganization.

Response: The appropriate change in accountant disclosure will be included in the American Century Fund’s annual report dated March 31, 2018.

8.
Comment: The Statement of Additional Information indicates that the High Income Fund will be the accounting survivor of the Reorganization. Please confirm that the Nomura High Yield Fund will be the accounting survivor, as indicated elsewhere in the Proxy Statement and Prospectus.

Response: The Nomura High Yield Fund will be the accounting survivor. The Statement of Additional Information in the Proxy Statement and Prospectus has been updated accordingly.

Perkins Coie LLP

July 31, 2017

9.
Comment: Under the Q&A with respect to the question entitled “My holdings in the Nomura Fund are small, why should I vote?” please clarify whether the last sentence means that shareholders would incur the additional solicitation costs.

Response: Shareholders would not incur the additional solicitation costs. In order to avoid any confusion with respect thereto, the sentence in question has been deleted.

10.	Comment: In the fee table, please update the Nomura Fund’s fees to its semi-annual period ended March 31, 2017.

Response: As noted in the response to Comment 5 above, the Proxy Statement and Prospectus has been updated to reflect the Nomura Fund’s fees as of March 31, 2017 (unaudited).

11.	Comment: Please clarify which of the American Century Fund’s fees have been rounded in the fee table by adding footnote 4 to such number.

Response: The Proxy Statement and Prospectus has been updated accordingly. Please note that footnote 4 is now footnote 2.

12.	Comment: Please clarify whether or not the American Century Fund permits wire transfers to purchase and redeem shares.

Response: The American Century Fund permits the use of wire transfers to purchase and redeem shares. The Proxy Statement and Prospectus has been updated accordingly.

13.	Comment: Please update, for both Funds, the section entitled Redemption Policies to include the language required by the Liquidity Rule that went into effect on June 30, 2017.

Response: The Proxy Statement and Prospectus has been updated accordingly.

If you have any questions with regard to the above responses, please contact me at (202) 654-6378 or TZerega@perkinscoie.com.

Sincerely,

/s/ Todd P. Zerega
Todd P. Zerega
Partner
Perkins Coie LLP

Perkins Coie LLP